
June 4, 2012

<u>Via E-mail</u>
James I. Freeman
Chief Financial Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, AR 72201

> **Re: Dillard's, Inc.**
> **Form 10-K for the fiscal year ended January 28, 2012**
> **Filed March 22, 2012**
> **Response dated May 23, 2012**
> **File No. 001-06140**

Dear Mr. Freeman:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended January 28, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9</u>

<u>Cash Equivalents, page F-9</u>

1. We note your response to prior comment 1. Certificates of deposits with durations to maturity from their purchase date exceeding three months do not meet the definition of cash equivalents. Please revise your balance sheets, statements of cash flows and related disclosure accordingly.

Merchandise Inventories, page F-9

2. We note your response to prior comment 2. You indicate that you made no adjustments to your inventory because your inventory is stated at FIFO cost prior to the application of any LIFO adjustment. Please refer to your statement that the LIFO method, after a lower of cost or market adjustment, approximated the cost of inventories using the FIFO method. Since you made no adjustment, tell us the amount of your inventories valued at the lower of cost or market using LIFO RIM and why LIFO RIM reasonably approximates FIFO in this situation.

3. We note your response to prior comment 3. Please explain in sufficient detail how you determined your inventories valued at the LIFO RIM would not be recoverable or substantially recoverable with an approximately normal profit upon sale in the ordinary course of business without performing a lower of cost or market analysis. You indicate in your response that inventories are stated at FIFO cost determined under the retail inventory method which approximates lower of cost or market value for each period. However, the guidance in FASB ASC 330-10-35, paragraphs 4 and 5 indicates that while replacement costs as measured by your FIFO cost may be lower, if evidence indicates that "cost," that is at LIFO RIM, will be recovered with an approximately normal profit upon sale in the ordinary course of business, no loss should be recognized even though replacement costs are lower. In this regard, based on your gross profit disclosed in your Form 10-K on page 17 of approximately 36% and the retail value of your inventory at January 28, 2012 and January 29, 2011, please explain why you did not believe that your inventory valued at LIFO RIM would be recovered with an approximately normal profit when sold in the ordinary course of business.

Gift Card Revenue Recognition, page F-12

4. We note your response to prior comment 4. However, your gift card breakage classification is not consistent with the definition of cost of goods sold pursuant to Rule 5-03(b)2 of Regulation S-X and would appear to be more appropriately classified as other income instead of cost of sales. Please revise.

    You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Steven K. Nelson